UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM SD
Specialized Disclosure Report

NVE Corporation
(Exact name of registrant as specified in its charter)
Minnesota	000-12196
(State or other jurisdiction of incorporation or organization)	(Commission File Number)

11409 Valley View Road, Eden Prairie, Minnesota	55344
(Address of principal executive offices)	(Zip Code)

  Daniel A. Baker, (952) 829-9217
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended __________.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure

Conclusion Based on Reasonable Country of Origin Inquiry
     We have concluded in good faith that during 2025 we have manufactured and contracted with others to manufacture products with conflict minerals necessary to their functionality or production. Based on a reasonable country of origin inquiry (“RCOI”), we have not yet been able to determine all of the facilities used to process the necessary Conflict Minerals in our products or the countries of origin of all of the necessary Conflict Minerals in our products.

Description of Reasonable Country of Origin Inquiry Efforts
     For 2025 we conducted a supply chain survey with our suppliers to obtain country of origin information for the necessary conflict minerals in our products using the Conflict Minerals Reporting Template. That supply chain survey requests our suppliers to identify the smelters and refiners and countries of origin of the conflict minerals in products they supply. We compared the smelters and refiners identified in the surveys against the lists of facilities that have received a conflict-free designation by the Conflict-Free Smelter Program or other independent third party audit program. We documented country of origin information for the smelters and refiners identified by the supply-chain survey.

      A summary of the countries of origin from our RCOI is in the following table:
Conflict Mineral	Countries of Origin and Other Sources
Tantalum	Brazil, China, Estonia, Germany, India, Japan, Kazakhstan, Mexico, Rwanda, Thailand, United States of America, and recycled or scrap sources.
Tin	Australia, Belgium, Bolivia, Brazil, China, Democratic Republic of the Congo, Indonesia, Japan, Malaysia, Peru, Philippines, Poland, Rwanda, Spain, Taiwan, Thailand, Uganda, United States of America, and recycled or scrap sources.
Tungsten	Austria, Brazil, China, Czechia, Germany, Japan, Philippines, Republic of Korea, Taiwan, United States of America, Vietnam, and recycled or scrap sources.
Gold	Australia, Belgium, Brazil, Canada, Chile, China, Columbia, Czechia, Germany, India, Indonesia, Italy, Japan, Kazakhstan, Mexico, Netherlands, Philippines, Poland, Republic of Korea, Singapore, South Africa, Spain, Sweden, Switzerland, Taiwan, Tanzania, Turkey, United Arab Emirates, United States of America, Uzbekistan, and recycled or scrap sources.

     Due diligence in addition to our RCOI is described in the Conflict Minerals Report filed as Exhibit 1.01.

Conflict Minerals Report
     Our Conflict Minerals Report for the year ended December 31, 2025 is filed herewith as Exhibit 1.01 and is available from our Website at: www.nve.com under “Certifications.”

Item 1.02 Exhibit
     The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NVE CORPORATION (Registrant) /s/ DANIEL A. BAKER By Daniel A. Baker President and CEO	May 18, 2026 (Date)

Section 3 – Exhibits

Item 3.01 Exhibits
Exhibit #	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.